Exhibit 99.52

For Immediate Release:

HudBay to Host Conference Call for Second Quarter 2008 Results

Winnipeg, Manitoba – June 18, 2008 – HudBay Minerals Inc. (TSX: HBM) (HudBay) today announced that Allen Palmiere, President and Chief Executive Officer, together with Jeff Swinoga, Vice-President Finance and Chief Financial Officer, will be hosting a conference call to discuss HudBay’s second quarter 2008 results on July 31, 2008. Details are as follows:

Second Quarter 2008 Results Conference Call and Webcast

Date:	July 31, 2008
Time:	10:00 am (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3416 or 800-733-7560
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21275305#

A news release containing the second quarter 2008 results will be issued prior to the conference call, and will also be posted on HudBay’s website. The conference call replay will be available until midnight (Eastern Time) on August 7, 2008. An archived audio webcast of the call will also be available on HudBay’s website.

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading Canadian base metals mining company with a focus on the discovery and production of zinc and copper metal. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Brad Woods

Director, Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com